Exhibit 10.1

September 28, 2018
Joao Siffert, MD

Dear Joao,

I am pleased to offer you the position of Executive Vice President, Head of Research & Development with Abeona Therapeutics Inc. (the “Company”) reporting to our Chief Executive Officer (“CEO”), effective October 24, 2018 (the "Effective Date").

1.	Duties.

As the Head of Research & Development, your general duties shall include, but not be limited to:

•	Leadership of the Research & Development (“R&D”) organization including oversight of the product development team (“Research”), Clinical Operations, Medical Affairs and Regulatory Affairs
•	Working with Business Development and Commercial to develop the preclinical and clinical strategy
•	Providing vision and plan for shaping the Company to delivering future pipeline growth
•	Ensuring that work is conducted in compliance with Company guidelines applicable laws and regulations and industry standards
•	Ensuring resource levels, competencies, skills and knowledge are in place and balanced to support achievement of R&D targets across R&D
•	Supporting of Bids & Proposals work streams
•	Accountable for budget, schedule, scope, quality and delivery of all R&D projects
•	Building the delivery structure for R&D projects
•	Leading the R&D team to meet the Company strategy through tasks and project delivery
•	Development and management of the R&D Governance and Plans
•	Establishing compliance tools, trainings and processes in your team
•	Line management and career development responsibilities
•	Ensuring the department is using industry best practice in the delivery of projects and products

2.	Compensation and Benefits.

During your employment, you will receive a base salary of $450,000 USD, payable in accordance with the regular payroll practices of the Company (“Base Salary”). During your employment, you may be considered for an annual discretionary bonus (“Annual Bonus”) in addition to your Base Salary with a target of 45% of your Base Salary (“Target Annual Bonus Opportunity”). Annual Bonus compensation in any year, if any, will be determined in the Company sole discretion and shall be based on your performance and that of the Company, as well as market factors, in accordance with a general bonus program established by the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company (the “Board”). Except as provided below under Section 3 in the event of certain terminations of your employment, to be eligible to receive an Annual Bonus for any year, if any, you must be employed in good standing on the date that the Annual Bonus is paid. You will receive a sign-on bonus of $ 190,000 USD with $95,000 paid within thirty (30) days following the Effective Date and $95,000 paid 120 days after the Effective Date, provided you are employed on such dates. This sign-on bonus is to encourage you to accept employment with the Company and is not payment for any work performed or services rendered by you. Your right to retain the sign-on bonus, therefore, shall not vest until you have completed one (1) year of service with the Company. Accordingly, this sign-on bonus is repayable immediately should your employment terminate for any reason, including your resignation, within one (1) year following the Effective Date.

Subject to Compensation Committee approval, at the first regularly scheduled meeting of the Compensation Committee after the Effective Date, you will be granted a stock option under the Abeona Therapeutics Inc. 2015 Equity Incentive Plan (the “Plan”) to purchase 180,000 shares of Company common stock (the "Initial Option"). The Initial Option will vest over a forty-eight (48) month period, with one quarter (25%) vesting on the one-year anniversary of the Effective Date and the remaining seventy-five percent (75%) of the Initial Option vesting in equal monthly installments thereafter over the remaining thirty-six (36) months, commencing with the first month following the first anniversary of the Effective Date, and subject to (i) your continued employment with the Company and/or its affiliates through to the applicable vesting dates, and (ii) the terms and conditions of the Plan and the agreement memorializing the terms of the Initial Option. If you remain continuously employed from the Effective Date through the date of a Change in Control (as defined below), any unvested portion of the Initial Option as of the date of the Change in Control shall become fully vested immediately prior to the date of the Change in Control. Pursuant to the terms of the Plan, the exercise price of the Initial Option will be the fair market value of the Company’s common stock on the date of the grant.

Subject to Compensation Committee approval, in January 2019, you will be granted a stock option under the Plan to purchase 60,000 shares of Company common stock ("Subsequent Option"). The Subsequent Option will vest over a forty-eight (48) month period, with one quarter (25%) vesting on the one-year anniversary of the date of grant and the remaining seventy-five percent (75%) of the Subsequent Option vesting in equal monthly installments thereafter over the remaining thirty-six (36) months, commencing with the first month following the first anniversary of the date of grant, and subject to (i) your continued employment with the Company and/or its affiliates through to the applicable vesting dates, and (ii) the terms and conditions of the Plan and the agreement memorializing the terms of the Subsequent Option. If you remain continuously employed from the Effective Date through the date of a Change in Control, any unvested portion of the Subsequent Option as of the date of the Change in Control shall become fully vested immediately prior to the date of the Change in Control. Pursuant to the terms of the Plan, the exercise price of the Subsequent Option will be the fair market value of the Company’s common stock on the date of the grant.

During your employment, you will be eligible to participate in such health and other group insurance and other employee benefit plans and programs of the Company as in effect from time to time on the same basis as other senior executives of the Company. Your participation will be subject to the terms of the applicable plan documents and generally applicable Company policies. The Company reserves the right to amend or terminate any employee benefit plans, programs and policies in its discretion after the Effective Date.

You will be entitled to twenty (20) days of paid time off (vacation days plus sick time/personal time) per year accrued at a rate in accordance with the Company’s policies from time to time in effect, in addition to holidays observed by the Company. Paid time off may be taken at such times and intervals as you shall determine, subject to the business needs of the Company and the responsibilities of your position.

3.	Employment Termination.

The Company may terminate your employment for any reason, and you may voluntarily terminate your employment hereunder for any reason, in each case at any time upon written notice to the other party (the date on which your employment terminates for any reason is herein referred to as the “Termination Date”). Upon your termination of employment for any reason, you (or your beneficiary or estate, as applicable, in the event of your death) will be entitled to (i) payment of any Base Salary earned but unpaid through the Termination Date, (ii) any accrued unused vacation days, (iii) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements, and (iv) any unreimbursed expenses in accordance with the Company’s business expense reimbursement policies (collectively, the “Accrued Amounts”); provided, however, that if your employment hereunder is terminated (a) by the Company without Cause (as defined below), (b) by you for Good Reason (as defined below), (c) on account of your death or (d) by the Company on account of your Disability (as defined below), then you will be eligible to receive any Annual Bonus awarded in a prior year, but not yet paid or due to be paid.

If your employment is terminated (a) by the Company other than for Cause, death or Disability or (b) by you for Good Reason, in addition to the Accrued Amounts, you will be entitled to: (i) a payment equal to the sum of your Base Salary plus your Target Annual Bonus Opportunity (such amount, the “Severance Amount”); (ii) a payment equal to the premiums that you would pay if you elected continued health coverage under the Company’s health plan for you and your eligible dependents for the twelve (12) month period following the Termination Date, less the applicable active employee rate, which premiums will be calculated based on the rate determined under the COBRA rate in effect on the Termination Date (“Medical Benefit Payment”); (iii) a pro-rata Annual Bonus, which pro-rated Annual Bonus shall be determined by multiplying the full year Annual Bonus that would otherwise have been awarded to you, based upon the achievement of the applicable performance goals for the year in which the Termination Date occurs (without any exercise of negative discretion disproportionate to any such exercise respecting other executives and all subjective performance requirements deemed fully satisfied), multiplied by a fraction, the numerator of which is the number of days during which you were employed by the Company in the year in which the Termination Date occurs and the denominator of which is three hundred sixty-five (365); and (iv) accelerated vesting equivalent to twelve (12) months of continued employment from the Termination Date (disregarding such termination for such purpose) with respect to all unvested equity and any other long-term incentive awards granted to you and then outstanding on the Termination Date; provided, that, any delays in the settlement or payment of such awards that are set forth in the applicable award agreement and that are required under Section 409A of the Internal Revenue Code, as amended (the “Code”), and the Treasury Regulations thereunder (“Section 409A”) shall remain in effect. The Company’s obligations to make the payments and provide the benefits set forth in (i) – (iv) in this Paragraph shall be conditioned upon your continued compliance with your obligations under Section 4 below and your execution and nonrevocation of a release of claims in favor of the Company and its affiliates in a form provided by the Company (“Release”). Notwithstanding any provision to the contrary herein (other than the provisions of Section 7 below), and without limitation of any remedies to which the Company may be entitled, (A) the Severance Amount shall be paid in installments in accordance with the Company’s regular payroll practices during a twelve (12) month period commencing within sixty (60) days following the Termination Date (with the first such payment to include all installment amounts from the Termination Date), (B) the Medical Benefit Payment will be made in a lump sum within sixty (60) days following the Termination Date and (C) the pro-rated Annual Bonus shall be paid to you in the ordinary course at the same time annual bonuses are paid to other senior executives, but in no event later than March 15 of the year following the year in which the Termination Date occurs; provided, that, the Release is effective.

Notwithstanding any other provision contained herein, if your employment hereunder is terminated by you for Good Reason or by the Company without Cause (other than on account of your death or Disability), in each case within twelve (12) months following a Change in Control, you will be entitled to receive the Severance Amount, the Medical Benefit Payment, and the pro-rata Annual Bonus, as provided above, except that (i) if the Change in Control is a “change in control event” as defined under Section 409A, the Severance Amount shall be payable in a lump sum within sixty (60) days following the Termination Date; and (ii) notwithstanding the terms of any equity incentive plan or award agreements, as applicable, all outstanding unvested stock options/stock appreciation rights granted to your during your employment with the Company shall become fully vested and exercisable and will remain exercisable for six (6) months following the Termination Date and all outstanding equity-based and other long-term compensation awards, other than stock options/stock appreciation rights, shall become fully vested and the restrictions thereon shall lapse; provided, that, any delays in the settlement or payment of such awards that are set forth in the applicable award agreement and that are required under Section 409A shall remain in effect. The Company’s obligations to provide the payments and benefits described in this Paragraph shall be conditioned upon your continued compliance with your obligations under Section 4 below and your execution and delivery to the Company of an effective Release.

The foregoing payments and benefits upon termination of your employment shall constitute the exclusive severance payments and benefits due to you upon a termination of your employment.

Upon your termination of employment with the Company for any reason, you will be deemed to have resigned, as of the Termination Date, from all positions you then hold with the Company and its affiliates.

Following the termination of your employment with the Company for any reason, you will reasonably cooperate with the Company upon reasonable request of the CEO or the Board or and be reasonably available to the Company (taking into account your other business endeavors) with respect to matters arising out of your services to the Company and its subsidiaries, including, in connection with any legal proceeding, providing testimony and affidavits; provided, that, the Company shall make reasonable efforts to minimize disruption of your other activities. The Company shall reimburse you for reasonable expenses incurred in connection with such cooperation.

For purposes of this offer letter, the following terms have the following meanings:

(i)       “Cause” shall mean: (a) your substantial failure to perform your duties (other than any such failure resulting from incapacity due to physical or mental disability) that continues for fifteen (15) calendar days after written notice from the Company; (b) your failure to comply with any valid and legal directive of the CEO or the Board (as applicable) that continues for fifteen (15) calendar days after written notice from the Company; (c) your engagement in dishonesty, illegal conduct, or misconduct (or the discovery of your having engaged in such conduct), which, in each case, materially harms or is reasonably likely to materially harm the Company or its subsidiaries; (d) your embezzlement, misappropriation, or fraud, whether or not related to your employment with the Company; (e) your conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony; (f) your willful violation of a material policy of the Company; (g) your willful or grossly negligent unauthorized disclosure of Confidential Information (as defined below); or (h) your material breach of any material obligation under this offer letter or any other written agreement between you and the Company that continues for fifteen (15) calendar days after written notice from the Company (if such breach is reasonably curable); or (i) any willful material failure by you to comply with the Company’s written policies or written rules, as they may be in effect from time to time.

(ii)       “Change in Control” shall have the meaning defined in subparagraph (ii) of the definition of such term under the Appendix in the Plan as in effect on the date hereof.

(iii)       “Disability” shall occur, subject to applicable law, when you are entitled to receive long-term disability benefits under the Company’s long-term disability plan, or if there is no such plan, your inability, due to physical or mental incapacity, to perform the essential functions of your job for one hundred eighty (180) calendar days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive calendar days. Any question as to the existence of your Disability as to which you and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to you and the Company. If you and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and you shall be final and conclusive for all purposes of this offer letter.

(iv)       “Good Reason” shall mean the occurrence of any of the following, in each case without your written consent: (a) a material reduction of at least ten percent (10%) of your Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same position; (b) a material reduction of at least thirty percent (30%) of the Target Annual Bonus Opportunity other than a general reduction in the Target Annual Bonus Opportunity that affects all similarly situated executives in substantially the same position; (c) a permanent relocation of your principal place of employment by more than thirty-five (35) miles; (d) any material breach by the Company of any material provision of this offer letter; or (e) a material adverse change in your title, authority, duties, or responsibilities (including the reporting structure applicable to you, other than temporarily while you are physically or mentally incapacitated); provided, however, that you cannot terminate your employment for Good Reason unless you have provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within sixty (60) calendar days following the initial existence of such grounds and the Company has had thirty (30) calendar days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment for Good Reason within sixty (60) calendar days after expiration of the cure period (in which the Company shall not have so cured such grounds), then you will be deemed to have waived your right to terminate for Good Reason with respect to such grounds.

4.	Restrictive Covenants.

This offer of employment is contingent on your signing the Company’s standard Employee Confidentiality, Non-competition, Policy on Insider Trading, Whistle Blower Policy, Code of Ethics, Proprietary Information Agreement, attached hereto as Exhibit A, the terms of which are incorporated by reference.

5.	Conditions of Employment.

This offer of employment is contingent on you providing an I-9 Employment Verification Form. You will be required to submit documentation that establishes identity and employment eligibility in accordance with the US Immigration and Naturalization requirements, if appropriate. The offer of employment contained in this offer letter, and your continued employment, is contingent upon and subject to a satisfactory background and reference check (which you hereby authorize), including but not limited to a confirmation of your stated credentials. It will be in the Company’s sole discretion at any time to determine the scope of the background and reference check, whether and when to conduct or update such background check and reference check and whether such check is satisfactory.

6.	At-Will Employment.

Your employment with the Company is at-will. This means that you will have the right to terminate your employment relationship with the Company at any time for any reason. Similarly, the Company will have the right to terminate its employment relationship with you at any time for any reason.

7.	Section 409A.

To the extent applicable, it is intended that this offer letter (including all amendments hereto, if any) either meets the requirements for exclusion from coverage under Section 409A, or alternatively complies with the requirements of Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to you. This offer letter shall be interpreted and administered in a manner consistent with this intent.

To the extent that payment of amounts under this offer letter that are subject to Section 409A are payable upon your termination of employment, such amounts shall only be payable if such termination also constitutes a "separation from service," within the meaning of Section 409A, from the Company and its affiliates. If you are deemed on the date of your separation from service to be a "specified employee" (within the meaning of Section 409A(a)(2)(B) of the Code) of the Company, then, notwithstanding any other provision herein, with regard to any payment that is "nonqualified deferred compensation" subject to Section 409A and that is payable on account of your "separation from service," such payment shall not be made prior to the earlier of (i) the expiration of six (6) months following the date of your separation from service, and (ii) the date of your death, following which all payments so delayed shall be paid to you in a lump sum without interest.

Any taxable reimbursement of business or other expenses provided for under this offer letter that is subject to Section 409A shall be subject to the following conditions: (i) the expenses eligible for reimbursement in one taxable year shall not affect the expenses eligible for reimbursement in any other taxable year; (ii) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (iii) the right to reimbursement shall not be subject to liquidation or exchange for another benefit.

In applying Section 409A to amounts paid pursuant to this offer letter, each payment shall be treated as a separate payment and any right to a series of installment payments under this offer letter shall be treated as a right to a series of separate payments. Whenever a payment under this offer letter specifies a payment period within a specified number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. If the consideration and revocation period for the Release spans two taxable years and any amount hereunder is “nonqualified deferred compensation" subject to Section 409A and payable on account of your separation from service, such payment shall not be made or commence until the second taxable year.

8.	Section 280G.

In the event of a change in ownership or control under Section 280G of the Code, if it shall be determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this offer letter or otherwise (a “Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, the aggregate present value of the Payments under this offer letter shall be reduced (but not below zero) to the Reduced Amount (defined below) if and only if the Accounting Firm (described below) determines that the reduction will provide you with a greater net after-tax benefit than would no reduction. No reduction shall be made unless the reduction would provide you with a greater net after-tax benefit. The determinations under this Section 8 shall be made as follows:

(i)       The “Reduced Amount” shall be an amount expressed in present value which maximizes the aggregate present value of Payments under this offer letter without causing any Payment under this offer letter to be subject to the Excise Tax (defined below), determined in accordance with Section 280G(d)(4) of the Code. The term “Excise Tax” means the excise tax imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ii)       Payments under this offer letter shall be reduced on a nondiscretionary basis in such a way as to minimize the reduction in the economic value deliverable to you. Where more than one payment has the same value for this purpose and they are payable at different times, they will be reduced on a pro-rata basis. Only amounts payable under the offer letter shall be reduced pursuant to this Section.

(iii)       All determinations to be made under this Section shall be made by an independent certified public accounting firm selected by the Company and agreed to by you immediately prior to the change in ownership or control transaction (the “Accounting Firm”). The Accounting Firm shall provide its determinations and any supporting calculations both to the Company and you within ten (10) days of the transaction. Any such determination by the Accounting Firm shall be binding upon the Company and you. All of the fees and expenses of the Accounting Firm in performing the determinations referred to in this Section shall be borne solely by the Company.

9.	Miscellaneous.

All amounts paid to you under this offer letter during or following your employment shall be subject to withholding and other employment taxes imposed by applicable law, and the Company shall withhold from any payments under this offer letter all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. You shall be solely responsible for the payment of all taxes imposed on you relating to the payment or provision of any amounts or benefits hereunder.

This offer letter may be executed by .pdf or facsimile signatures in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

From and after the Effective Date, this offer letter (including Exhibit A hereto) constitutes the entire agreement between you and the Company, and supersedes all prior representations, agreements and understandings (including any prior course of dealings), both written and oral, between you and the Company with respect to the subject matter hereof. In the event of any inconsistency between this offer letter and any other plan, program, practice or agreement in which you are a participant or a party, this offer letter shall control unless such other plan, program, practice or agreement is more favorable to you (term by term) or specifically refers to this offer letter as not controlling.

This offer letter and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by you and the Company. This offer letter and your rights and obligations hereunder, may not be assigned by you, and any purported assignment by you in violation hereof shall be null and void. The Company is authorized to assign this offer letter to a successor to substantially all of its assets or business. Nothing in this offer letter shall confer upon any person not a party hereof, or the legal representatives of such person, any rights or remedies of any nature or kind whatsoever under or by reason of this offer letter, except the personal representative of the deceased. This offer letter shall inure to the benefit of, and be binding on, the successors and assigns of each of the parties, including, without limitation, your heirs and the personal representatives of your estate and any successor to all or substantially all of the business and/or assets of the Company.

No remedy conferred upon a party by this offer letter is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given under this offer letter or now or hereafter existing at law or in equity. Except as explicitly provided herein, no delay or omission by a party in exercising any right, remedy or power under this offer letter or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.

This offer letter shall be construed and enforced in accordance with, and the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

Any reference to a Section of the Code shall be deemed to include any successor to such Section.

This offer letter and the compensation payable hereunder shall be subject to any applicable clawback or recoupment policies, share trading policies, and other policies that may be implemented by the Board from time to time with respect to officers of the Company.

Any notices required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered or mailed by registered or certified mail, if to the Company, to the CEO at the address above, and if to you at the most recent address in the Company’s records.

Please acknowledge your acceptance of this offer by returning a signed copy of this offer letter. If there are any other agreements of any type that you are aware of that may impact or limit your ability to perform your job at the Company, please let us know as soon as possible. In accepting this offer, you represent and warrant to the Company that you are not subject to any legal or contractual restrictions that would in any way impair your ability to perform your duties and responsibilities to the Company, and that all information you provided to the Company is accurate and complete in all respects. This offer will remain open until October 4, 2018.

Formalities aside, we are very excited about having you join our team. Your skills and experiences are a great match with our goals, and I anticipate you being a critical part of the Company’s success.

Very truly yours,

/s/ Carsten Thiel, Ph.D.

Carsten Thiel, Ph.D.

Chief Executive Officer

Abeona Therapeutics Inc.

I accept this offer of employment with Abeona Therapeutics and will begin employment on October 24, 2018.

Signature:	Date:

/s/ João Siffert, M.D.	4 - Oct - 2018

Exhibit A

EMPLOYEE CONFIDENTIALITY, NON-COMPETITION, AND

PROPRIETARY INFORMATION AGREEMENT

THIS AGREEMENT, effective as of 24 October, 2018 between Abeona Therapeutics Inc., a Delaware corporation (the “Company”), and Joao Siffert, MD (the “Employee”).

1.               Employee will make full and prompt disclosure to the Company of all inventions, improvements, modifications, discoveries, methods, technologies, biological materials, and developments, and all other materials, items, techniques, and ideas related directly or indirectly to the business of the Company (collectively, “Intellectual Property”), whether patentable or not, made or conceived by Employee or under Employee’s direction during Employee’s employment with the Company, whether or not made or conceived during normal working hours, or on the premises of the Company.

2.               Employee agrees that all Intellectual Property, as defined above, shall be the sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all patents and other rights in connection therewith. Employee hereby assigns to the Company any rights Employee may have or acquire in all Intellectual Property and all related patents, copyrights, trademarks, trade names, and other industrial and intellectual property rights and applications therefore, in the United States and elsewhere. Employee further agrees that with regard to all future developments of Intellectual Property, Employee will assist the Company in every way that may be reasonably required by the Company (and at the Company’s expense) to obtain and, from time to time, enforce patents on Intellectual Property in any and all countries that the Company may require, and to that end, Employee will execute all documents for use in applying for and obtaining such patents thereon and enforcing the same, as the Company may desire, together with any assignment thereof to the Company or persons designated by the Company, and Employee hereby appoints the Company as Employee’s attorney to execute and deliver any such documents or assignments requested by the Company. Employee’s obligation to assist the Company in obtaining and enforcing patents for Intellectual Property in any and all countries shall continue beyond the termination of Employee’s employment with the Company, but the Company shall compensate Employee at a reasonable, standard hourly rate following such termination for time directly spent by Employee at the Company’s request for such assistance.

3.               Employee hereby represents that Employee has no continuing obligation to assign to any former employer or any other person, corporation, institution, or firm any Intellectual Property as described above. Employee represents that Employee’s performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information acquired by Employee, in confidence or in trust, prior to Employee’s employment by the Company. Employee has not entered into, and Employee agrees not to enter into, any agreement (either written or oral), which would put Employee in conflict with this Agreement.

4.               Employee agrees to assign to the Company any and all copyrights and reproduction rights to any material prepared by Employee in connection with this Agreement and/or developed during the term of Employee’s employment with the Company.

5.               Employee understands and agrees that a condition of Employee’s employment and continued employment with the Company is that Employee has not brought and will not bring to the Company or use in the performance of Employee’s duties at the Company any materials or documents rightfully belonging to a former employer which are not generally available to the public.

6.               Employee recognizes that the services to be performed by Employee hereunder are special, unique, and extraordinary and that, by reason of Employee’s employment with the Company, Employee may acquire Confidential Information (as hereinafter defined) concerning the operation of the Company, the use or disclosure of which would cause the Company substantial loss and damage which could not be readily calculated and for which no remedy at law would be adequate. Accordingly, except as provided in the last Paragraph in this Section 6, Employee agrees that Employee will not (directly or indirectly) at any time, whether during or after Employee’s employment with the Company:

(i)	knowingly use for personal benefit or for any other reason not authorized by the Company any Confidential Information that Employee may acquire or has acquired by reason of Employee’s employment with the Company, or;

(ii)	disclose any such Confidential Information to any person or entity except (A) in the performance of Employee obligations to the Company hereunder, (B) as required by a court of competent jurisdiction, or (C) with the prior consent of the Board of Directors of the Company.

As used herein, “Confidential Information” includes information with respect to the facilities and methods of the Company, reagents, chemical compounds, cell lines or subcellular constituents, organisms, or other biological materials, trade secrets, and other Intellectual Property, systems, patents and patent applications, procedures, manuals, confidential reports, financial information, business plans, prospects, or opportunities, personnel information, or lists of customers and suppliers; provided, however, that Confidential Information shall not include any information that is known or becomes generally known or available publicly other than as a result of disclosure by Employee which is not permitted as described in clause (ii) above, or the Company discloses same to others without obtaining an agreement of confidentiality.

Employee confirms that all Confidential Information is the exclusive property of the Company. All business records, papers, documents and electronic materials kept or made by Employee relating to the business of the Company which comprise Confidential Information shall be and remain the property of the Company during the Employee’s employment and at all times thereafter. Upon the termination, for any reason, of Employee’s employment with the Company, or upon the request of the Company at any time, Employee shall deliver to the Company, and shall retain no copies of any written or electronic materials, records and documents made by Employee or coming into Employee’s possession concerning the business or affairs of the Company and which comprise Confidential Information. To the extent that, upon termination, Employee has any Confidential Information or other proprietary material of the Company stored within any PDA or personal computer, email account, thumb drive or other storage device or cloud storage, Employee agrees to fully cooperate with the Company to return such information and material and subsequently permanently delete and remove such information and material from such devices (subject to any litigation preservation directive in effect), including, as necessary, providing access by the Company to such devices to ensure compliance with this Paragraph.

Nothing in this Agreement shall prohibit or restrict Employee from lawfully (a) initiating communications directly with, cooperating with, providing information to, causing information to be provided to, or otherwise assisting in an investigation by any governmental or regulatory agency, entity, or officials, including the Food and Drug Administration, the Securities and Exchange Commission and the Equal Employment Opportunity Commission (collectively, “Governmental Authorities”) regarding a possible violation of any law; (b) responding to any inquiry or legal process directed to Employee individually (and not directed to the Company) from any such Governmental Authorities; (c) testifying, participating or otherwise assisting in an action or proceeding by any such Governmental Authorities relating to a possible violation of law; or (d) making any other disclosures that are protected under the whistleblower provisions of any applicable law. Notwithstanding the foregoing, Employee agrees that in making any such disclosures or communications, Employee will take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company Confidential Information to any parties other than any Governmental Authority. Employee further understands that Employee is not permitted to disclose the Company’s attorney-client privileged communications or attorney work product unless required by applicable law. Additionally, pursuant to the federal Defend Trade Secrets Act of 2016, Employee shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made to Employee’s attorney in relation to a lawsuit for retaliation against Employee for reporting a suspected violation of law; or (iii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nor does this Agreement require Employee to obtain prior authorization from the Company before engaging in any conduct described in this Paragraph, or to notify the Company that you have engaged in any such conduct.

7.               During the term of Employee’s employment with the Company and for one (1) year thereafter (the “Restricted Period”), the Employee shall not directly or indirectly, for Employee’s own account or for the account of others, as an officer, director, stockholder (other than as the holder of less than 1% of the outstanding stock of any publicly traded company), owner, partner, employee, promoter, investor, consultant, manager or otherwise participate in the promotion, financing, ownership, operation, or management of, or assist in or carry on through proprietorship, a corporation, partnership, or other form of business entity which is in competition with the Company in the field of RNA interference (RNAi) (the “Company Business”) within the United States or any other country in which the Company is conducting or is actively seeking or planning to conduct the Company Business as of the date of such termination.

During the Restricted Period, the Employee shall not, whether for Employee’s own account or for the account of any other person (excluding the Company): (i) solicit or contact in an effort to do business with any person who was or is a customer or prospective customer (i.e., any individual or entity with whom the Company was actively engaged in soliciting to do business) of the Company, or any affiliate of the Company, at the time of Employee’s termination or at any time during the two (2) year period prior to Employee’s termination, if such solicitation or contact is for the purpose of competition with the Company; or (ii) solicit or induce any of the Company’s employees to leave their employment with the Company or accept employment with anyone else, or hire any such employees or persons who were employed by the Company during the preceding twelve (12) months.

Nothing herein shall prohibit or preclude the Employee from performing any other types of services that are not precluded by this Section 7 for any other person.

Employee has carefully read and considered the provisions of this Section 7 (including the Restricted Period, scope of activity to be restrained, and the restriction’s geographical scope) and concluded them to be fair, appropriate and reasonably required for the protection of the legitimate business interests of the Company, its officers, directors, employees, creditors, and shareholders. Employee understands that the restrictions contained in this Section 7 may limit Employee’s ability to engage in a business similar to the Company’s business, but acknowledges that Employee will receive adequate and affluent remuneration and other benefits from the Company hereunder to justify such restrictions.

The Employee shall give prompt notice to the Company of the Employee’s acceptance of employment or other fees for services relationship during the Restricted Period, which notice shall include the name of, the business of, and the position that Employee shall hold with such other employer. Employee also agrees to inform any prospective employer or business entity or person of the restrictions set forth in this Agreement prior to accepting employment or entering into any business relationship.

8.               In the event that Employee’s employment is transferred by the Company to a subsidiary, affiliated company, or acquiring company (as the case may be), Employee’s employment by such company will, for the purpose of this Agreement, be considered as continued employment with the Company, unless Employee executes an agreement, substantially similar in substance to this Agreement, and until the effective date of said agreement in any such company for which Employee becomes employed. It is likewise agreed that no changes in Employee’s position or title will operate to terminate the provisions of this Agreement unless expressly agreed to in writing.

9.               Upon termination of Employee’s employment for any reason, unless such employment is transferred to a subsidiary, affiliated or acquiring company of the Company, Employee agrees to leave with, or return to, the Company all records, drawings, notebooks, and other documents pertaining to the Company’s Confidential Information, whether prepared by Employee or others, as well as any equipment, tools or other devices owned by the Company, that are then in Employee’s possession, however such items were obtained, and Employee agrees not to reproduce or otherwise retain any document or data relating thereto.

10.            Subject to Section 6 with respect to disclosure to Governmental Authorities, Employee agrees and covenants that he will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties. The Company agrees and covenants that it will instruct its Board members and executive officers to not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning Employee or his or her business.

11.            Employee’s obligations under this Agreement shall survive the termination of Employee’s employment with the Company regardless of the manner of, and reason for, such termination or resignation, and shall be binding upon Employee’s heirs, executors, and administrators.

12.            Prior to entering the employ of the Company, Employee has lawfully terminated employment with all previous employers. Employee acknowledges that this Agreement does not constitute a contract of employment for a term and does not otherwise imply that the Company will continue his or her employment for any period of time.

13.            Employee agrees that there is no Intellectual Property relevant to the subject matter of Employee’s employment with the Company, which has been made or conceived or first reduced to practice by Employee alone or jointly with others prior to Employee’s employment with the Company, which Employee desires to exclude from Employee’s obligations under this Agreement.

14.            No delay or omission by the Company in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

15.            Employee agrees that in addition to any other rights and remedies available to the Company for any breach or threatened breach by Employee of Employee’s obligations hereunder, the Company shall be entitled to enforcement of Employee’s obligations hereunder by whatever means are at the Company’s disposal, including court injunction, without having to post a bond or other security. In the event of any such breach or threatened breach by Employee, the Company shall be entitled to recover all of its reasonably incurred costs and attorney’s fees in enforcing its rights hereunder, and the Restricted Period shall be extended by the period of any such breach.

16.            The Company may assign this Agreement to any other corporation or entity which acquires (whether by purchase, merger, consolidation or otherwise) all or substantially all of the business and/or assets of the Company. Employee shall have no rights of assignment.

17.            If any provision of this Agreement shall be declared invalid, illegal, or unenforceable, then such provision shall be enforceable to the extent that a court deems it reasonable to enforce such provision. If such provision shall be unreasonable to enforce to any extent, such provision shall be severed and all remaining provisions shall continue in full force and effect.

18.            Employee hereby acknowledges receipt of the Company’s Confidentiality Policy.

19.            This Agreement shall be effective as of the date set forth below next to Employee’s signature.

20.            This Agreement and the employment offer letter constitute the entire contract between the parties hereto with regard to the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof.

21.            This Agreement shall be governed in all respects by the laws of the State of New York. Each of the Company and Employee (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in New York, New York for the purpose of any action between the Company and Employee arising in whole or in part under or in connection with this Agreement, (b) hereby waives, to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (c) hereby agrees not to commence any such action other than before one of the above-named courts. Notwithstanding the previous sentence, the Company or Employee may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

IN WITNESS WHEREOF, Employee has executed this Agreement under seal as of the date set forth above:

EMPLOYEE

By:   /s/ Joao Siffert, MD

Name: Joao Siffert, MD

ACCEPTED AND AGREED TO BY THE COMPANY:

By: /s/ Carsten Thiel, Ph.D.

Name: Carsten Thiel, Ph.D.

Title: Chief Executive Officer